

05044100

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 9/6/2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HPC Capital Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Mansell Court East, Suite 550
(No. and Street)

Roswell	Georgia	30076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tripp, Chafin & Causey, LLC
(Name – *if individual, state last, first, middle name*)

1225 Johnson Ferry Road, Suite 200,	Marietta,	Georgia	30068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Sharra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HPC Capital Management, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public, Forsyth County, Georgia
My Commission expires May 11, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HPC Capital Management, Inc.

Financial Statements
With
Independent Auditors' Report

For the Years Ended
June 30, 2005 and 2004



Tripp, Chafin & Causey, LLC
1225 Johnson Ferry Road #200
Marietta, GA 30068



TRIPP, CHAFIN & CAUSEY, LLC
Certified Public Accountants

1225 Johnson Ferry Road • Suite 200 Regency Park • Marietta, Georgia 30068
phone 770.565.2422 • fax 770.565.2462

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
HPC Capital Management, Inc.

We have audited the accompanying statements of financial condition of HPC Capital Management, Inc. as of June 30, 2005 and 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of HPC Capital Management, Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marietta, Georgia
August 17, 2005

Tripp, Chafin & Causey, LLC

HPC Capital Management, Inc.
Statements of Financial Condition
June 30, 2005 and 2004

ASSETS

	2005	2004
Cash	$ 82,786	$ 79,107
Stock receivable	317,417	--
Advances to officers	--	216,691
Securities owned	--	51,840
Prepaid and other	7,042	5,500
Equipment, net of depreciation of $1,987 and $896, respectively	4,887	5,977
Deposits	9,280	4,290
Total Assets	$ 421,412	$ 363,405

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Liabilities		
Accrued expenses	$ 72,385	$ 26,097
Accrued income taxes	250.	--
Accrued salaries	--	33,600
Total Liabilities	72,635	59,697
Commitments and contingencies		
Stockholders' Equity		
Common stock, $1.00 par value; 100,000,000 shares authorized, 120,000 issued and outstanding	120,000	120,000
Additional paid-in capital	240,445	245,445
Accumulated deficit	(11,668)	(61,737)
Total Stockholders' Equity	348,777	303,708
Total Liabilities and Stockholders' Equity	$ 421,412	$ 363,405

The accompanying notes are an integral part of these financial statements.

HPC Capital Management, Inc.

Statements of Operations
for the years ended
June 30, 2005 and 2004

	2005	2004
Revenues		
Investment banking fees	$ 5,246,832	$ 2,314,349
Trading gains (losses), net	(50,233)	93,027
Total Revenues	5,196,599	2,407,376
Operating Expenses		
Clearing costs	252	2,152
Depreciation	1,090	837
General and administrative	10,764	23,421
Employee compensation and benefits	4,671,657	2,214,441
Fidelity bond	575	688
Professional fees	366,899	68,398
Regulatory fees	2,372	2,000
Occupancy	75,421	53,630
Communications and data processing	30,490	30,372
Total Operating Expenses	5,159,520	2,395,939
Income from Operations	37,079	11,437
Other Income (Expense)		
Interest income	16,958	4,101
Interest expense	(3,718)	(112)
	13,240	3,989
Income before income taxes	50,319	15,426
Income taxes	250	250
Net income and comprehensive net income	$ 50,069	$ 15,176

The accompanying notes are an integral part of these financial statements.

HPC Capital Management, Inc.
Statements of Changes in Stockholders' Equity
for the years ended
June 30, 2005 and 2004

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2003	120,000	$ 120,000	$ 245,445	$ (76,913)	$ 288,532
Net income	--	--	--	15,176	15,176
Balance, June 30, 2004	120,000	120,000	245,445	(61,737)	303,708
Member redemption			(5,000)		(5,000)
Net income	--	--	--	50,069	50,069
Balance, June 30,2005	120,000	$ 120,000	$ 240,445	$ (11,668)	$ 348,777

The accompanying notes are an integral part of these financial statements.

HPC Capital Management, Inc.
Statements of Cash Flows
for the years ended
June 30, 2005 and 2004

	2005	2004
Cash Flows from Operating Activities:		
Net income	$ 50,069	$ 15,176
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,090	837
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses and other	(1,542)	2,687
Other receivables	--	14,063
Securities owned, net	51,840	(34,075)
Deposits	(4,990)	--
Increase (decrease) in:		
Accrued expenses	262,979	(6,215)
Accrued income taxes	250	--
Accrued wages	(33,600)	(142,575)
Net Cash Provided by (used in) Operating Activities	326,096	(150,102)
Cash Flows from Investing Activities:		
Stock receivable	(317,417)	--
Purchase of equipment	--	(1,900)
Net Cash Used in Investing Activities	(317,417)	(1,900)
Cash flows from Financing Activities:		
Advances to officers	--	(91,523)
Advances to employee	--	2,000
Member redemption	(5,000)	--
Net Cash Used in Financing Activities	(5,000)	(89,523)
Net increase (decrease) in Cash and Cash Equivalents	3,679	(241,525)
Cash and Cash Equivalents at beginning of year	79,107	320,632
Cash and Cash Equivalents at end of year	$ 82,786	$ 79,107
Interest Paid during the year	$ 3,718	$ 112

The accompanying notes are an integral part of these financial statements.

HPC Capital Management, Inc.
Notes to Financial Statements

1. Organization and Nature of Business

HPC Capital Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company, a wholly-owned subsidiary of Hyperion Holdings, LLC, was organized under the laws of California on November 11, 1999, is headquartered in Georgia, and is engaged in investment banking activities and principal transactions. The Company manages its business activities on the basis of one reportable segment.

2. Summary of Significant Accounting Policies

Basis of Presentation The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. Certain items have been reclassified for the year ended June 30, 2003 to conform to current year presentation.

Use of Estimates The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results may differ from these estimates.

Cash and Cash Equivalents For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale under the ordinary course of business.

Securities Owned Security positions are reported at current market or fair values, and unrealized gains or losses, resulting from the difference between the market value reflected and actual cost, are included in the Statement of Operations.

Equipment Equipment is stated at cost, less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets of five years.

Long-Lived Assets The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations

2. Summary of Significant Accounting Policies, continued

change such that there is an indication that the recorded amounts may not be recoverable. If the undiscounted future cash flows are less than the recorded amount, the recorded amounts are reduced to fair value and an impairment loss is recognized.

Concentrations The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. As of June 30, 2005, the Company had no deposits in excess of federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2005.

During 2005 and 2004, the Company derived revenue of approximately 89% and 66% of total revenues from four customers, respectively.

Revenue Recognition Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees paid in cash are recorded on the offering or closing date. Investment banking fees paid in warrants or other forms of non-cash securities are recorded as revenue when the underlying security is exercised and valued based on current market amounts. Trading gains or losses are recognized on a trade date basis.

Advertising Costs incurred for producing and communicating advertising of the Company are charged to operations as incurred. There was no advertising expense for the years ended June 30, 2005 and 2004, respectively.

Income Taxes The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when it is more likely than not that the full value of a deferred tax asset will not be recovered.

Recent Accounting Pronouncements The Company believes that no recently adopted or proposed pronouncements are applicable.

3. Securities Owned

Marketable securities owned consist of trading and investment securities at market value, as follows:

3. Securities Owned, continued

	2005	2004
Corporate stocks	$ --	$ --

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At June 30, 2005 and 2004, not readily marketable securities owned at estimated fair values are as follows:

2005	2004
$ --	$ 51,840

4. Advances to Officers

At June 30, 2004, the Company had advanced funds to officers plus accrued interest in the amount of $216,691. The amounts accrued interest at nominal rates and under the terms of the advances, the officers repaid these loans during 2005 by charges to payroll expense.

5. Commitments

The Company is committed under operating leases for its office space and certain office equipment. Rent expense during 2005 and 2004 was approximately $73,177 and $53,630, respectively. The agreements expire at various times through November 2007. The total minimum rental payments under non-cancelable operating leases are as follows at June 30, 2005:

2006	$ 53,251
2007	732

6. Income Taxes

The Company's tax expense (benefit) differs from the expected tax expense (benefit) for the years ended June 30, 2005 and 2004, (computed by applying the Federal corporate tax rate of 34% to net income (loss) before taxes), as follows:

HPC Capital Management, Inc.
Notes to Financial Statements

6. Income Taxes, continued

	2005	2004
Computed expected tax expense	$ 17,023	$ 5,159
Temporary differences:		
Unrealized gains and losses	--	3,295
Change in valuation allowance due to net operating loss carryforward utilization	(16,773)	(8,204)
	$ 250	$ 250

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at June 30, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:		
Net operating loss carryforward	$ 20,700	$ 37,473
	20,700	37,473
Less valuation allowance	(20,700)	(37,473)
Net deferred tax assets	$ --	$ --

The Company has approximately $60,000 of net operating loss carryforward which expires in 2022.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2005, the Company has net capital, as defined, of $10,151, which was $5,151 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 7.2 to 1.

8. Related Party Transactions

The Company shares in commissions and fees with other related companies owned by certain principals of the Company. These fees are paid directly by the escrow agent to all parties. No income or expense is recognized by the Company for these related commissions and fees.

In addition to these commissions, the Company paid to a related party professional fees of $231,208 during 2005.

Supplemental Information

HPC Capital Management, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2005

Net Capital Computation		
Total Stockholders' Equity		348,777
Less deductions:		
Stock receivable		317,417
Prepaid expenses		7,042
Equipment, net		4,887
Deposits		9,280
Deduction related to haircut on securities		--
Net capital		10,151
Required minimum capital (greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $72,635)		5,000
Net Capital in excess of requirement	$	5,151
Aggregate Indebtedness		
Aggregate indebtedness, as included in Statement of Financial Condition:		
Accrued income taxes	$	250
Accrued expenses		72,385
Total Aggregate Indebtedness	$	72,635
Ratio of Aggregate Indebtedness to Net Capital		7.2 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2005)

Net Capital as reported in unaudited FOCUS report, as filed	$	10,256
Correction of non-allowable assets		(1,200)
Audit adjustments, net		1,095
Net Capital, per above	$	10,151

HPC Capital Management, Inc.
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the
Securities and Exchange Act of 1934
June 30, 2005

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under rule 15c3-3 of the Securities and Exchange Commission.



TRIPP, CHAFIN & CAUSEY, LLC
Certified Public Accountants

1225 Johnson Ferry Road • Suite 200 Regency Park • Marietta, Georgia 30068
phone 770.565.2422 • fax 770.565.2462

To the Board of Directors
HPC Capital Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of HPC Capital Management, Inc. (the "Company"), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, designated self-regulatory organization, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tripp, Chafin & Causey, LLC
Marietta, Georgia
August 17, 2005